EXHIBIT 12C

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended		For the Years Ended

	June 30,		December 31,

	2007	2006	2006	2005	2004	2003	2002

	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$406	$206	$878	$752	$594	$815	$781
Fixed Charges	89	98	190	197	198	219	219
Capitalized Interest	(8)	(26)	(30)	(89)	(107)	(106)	(93)
Preferred Stock Dividend Requirements	—	—	—	—	—	—	—

Total Earnings	$487	$278	$1,038	$860	$685	$928	$907

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$89	$98	$189	$195	$197	$217	$217
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	—	—

Interest Factor in Rentals	—	—	1	2	1	2	2

Total Fixed Charges	$89	$98	$190	$197	$198	$219	$219

Ratio of Earnings to Fixed Charges	5.47	2.84	5.46	4.37	3.46	4.24	4.14

(A)

The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.